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                              October 20, 2022

       Dr. Babak A. Taheri
       Chief Executive Officer
       Silvaco Group, Inc.
       4701 Patrick Henry Drive, Building #23
       Santa Clara, CA 95054

                                                        Re: Silvaco Group, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
23, 2022
                                                            CIK No. 0001943289

       Dear Dr. Babak A. Taheri:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted September 23, 2022

       Cover Page

   1. Please remove the Filing Fee Table from the cover page and file it as an exhibit to this registration statement.
Refer to Item 601(b)(107) of Regulation S-K.
       Prospectus Summary
       Overview, page 1

   2. Please expand your disclosure of your total addressable market opportunity for EDA software to address any
assumptions and limitations associated with the calculation of such specific market
opportunity.
 Dr. Babak A. Taheri
Silvaco Group, Inc.
October 20, 2022
Page 2
Risk Factors
Our international sales constitute a substantial portion of our revenue and could be negatively affected..., page 19

3. You disclose that you have a wholly foreign-owned enterprise operating in China as well as employees and customers in China. Please expand your disclosure to discuss the extent of your operations in China, including quantifying the portion that your enterprise in
         China contributes to your operations and revenues. Also, discuss the material risks resulting from your China-based business operations.
Our operations could be disrupted by geopolitical conditions..., page 20

4. Please describe the extent and nature of the role of the board of directors in overseeing
         risks related to Russia   s invasion of Ukraine. This could include
risks related to
         cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions. Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of COVID-19, page 52

5. We note your general disclosures of the social and economic impacts from COVID-
         19 both here and on page 24. Please expand to discuss the specific COVID-19 impact you have experienced to your results of operations, financial condition and relevant metrics. Refer to CF Disclosure Guidance: Topic No. 9 and 9A for additional guidance.
Key Factors Affecting our Results of Operations and Future Performance, page 53

6. Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global
         disruption from, Russia   s invasion of Ukraine. Trends or
uncertainties may include
         impairments of financial assets or long-lived assets; declines in the value of inventory, investments, or recoverability of deferred tax assets; the collectability of consideration related to contracts with customers; and modification of contracts with customers. In this regard, we note that your business is tied to the semiconductor industry, which has been
         adversely impacted by Russia   s invasion of Ukraine.
Relationships with Key Customers, page 53

7.     We note your disclosure here and on page 77 regarding the significance of your
FirstName LastNameDr. Babak A. Taheri
       relationships with key customers. Revise your disclosure here and in your Business
Comapany    NameSilvaco
       section,           Group,
                as appropriate, to Inc.
                                   provide the material terms of your
agreements with
       your  key customers,
October 20, 2022 Page 2     including   whether you have written agreements
with these parties.
FirstName LastName
 Dr. Babak A. Taheri
FirstName LastNameDr.  Babak A. Taheri
Silvaco Group, Inc.
Comapany
October 20,NameSilvaco
            2022       Group, Inc.
October
Page 3 20, 2022 Page 3
FirstName LastName
Shares Eligible for Future Sale
Lock-Up Agreements, page 110

8. Please revise to summarize the exceptions to the lock-up agreements with your officers, directors and existing stockholders.
Financial Statements
2. Summary of Significant Accounting Policies
Basis of Presentation and Consolidation, page F-8

9. We note the Company's seventeen subsidiaries "are all directly or indirectly owned or controlled by the Company." Disclose your accounting policies concerning the consolidation of subsidiaries that are controlled on a basis other than ownership and advise us. You should fully comply with the disclosure requirements of ASC 810.
Revenue Recognition, page F-9

10. Please expand your revenue recognition policy note to fully address your policies with respect to custom development. Describe in this disclosure the custom development activities and the contractual terms under which you contract with customers to provide such services.
General

11. You refer to your prior operations in Russia and Ukraine. Please describe the direct or
         indirect impact of Russia   s invasion of Ukraine on your business. In
addition, please also
         consider any impact:
             resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of any risks that may impede your ability to sell assets located in Russia, Belarus, or
              Ukraine, including due to sanctions affecting potential purchasers;
             resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and
             that may result if Russia or another government nationalizes your assets or operations in Russia, Belarus, or Ukraine.

         If the impact is not material, please explain why.
12. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
 Dr. Babak A. Taheri
FirstName LastNameDr.  Babak A. Taheri
Silvaco Group, Inc.
Comapany
October 20,NameSilvaco
            2022       Group, Inc.
October
Page 4 20, 2022 Page 4
FirstName LastName
        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Gabriella Lombardi